As filed with the U.S. Securities and Exchange Commission on June 1, 2017

1933 Act File No. 333-209380

1940 Act File No. 811-23133

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 6

and/or

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 7

NorthStar Real Estate Capital Income Fund-T

(Exact name of Registrant as Specified in Charter)

c/o Colony NorthStar Inc.

399 Park Avenue, 18th Floor

New York, New York 10022

(Registrant’s Telephone Number, including Area Code): (212) 547-2600

Daniel R.Gilbert

NorthStar Real Estate Capital Income Fund

c/o Colony NorthStar Inc.

Chief Executive Officer and President

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies to:

Clifford R.Cone, Esq.

Jefferey D. LeMaster, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

If this form is a post-effective amendment filed pursuant Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-209380

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-209380) of NorthStar Real Estate Capital Income Fund-T (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 6 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 6 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION ITEM

25. FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements:

NorthStar Real Estate Capital Income Fund-T

Report of Independent Registered Public Accounting Firm1

Statement of Assets and Liabilities as of December 31, 20161

Statement of Operations for the period from May 6, 2016 (commencement of operations) through December 31, 20161

Statement of Changes in Net Assets for the period from May 6, 2016 (commencement of operations) through December 31, 20161

Notes to Financial Statements1

NorthStar Real Estate Capital Income Master Fund
Report of Independent Registered Public Accounting Firm1

Schedule of Investment as of December 31, 20161

Statement of Assets and Liabilities as of December 31, 20161

Statement of Operations for the period from May 6, 2016 (commencement of operations) through December 31, 20161

Statement of Changes in Net Assets for the period from May 6, 2016 (commencement of operations) through December 31, 20161

Statement of Cash Flows for the period from May 6, 2016 (commencement of operations) through December 31, 20161

Notes to Financial Statements1

(2)	Exhibits:

(a)	Second Amended and Restated Declaration of Trust[2]
(b)	Bylaws[2]
(c)	Not applicable.
(d)	Form of Investor Subscription Agreement[3]
(e)	Distribution Reinvestment Plan*
(f)	Not applicable.
(g)(1)	Form of Amended and Restated Trust Advisory Agreement between the Trust and the Advisor*
(g)(2)	Form of Amended and Restated Master Fund Advisory Agreement between the Master Fund and the Advisor*
(g)(3)	Form of Amended and Restated Investment Advisory Agreement between the REIT Subsidiary and the Advisor*
(g)(4)	Form of Administration, Bookkeeping and Pricing Services Agreement[3]
(h)(1)	Form of Distribution Agreement[3]

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(h)(2)	Form of Wholesale Agreement[3]
(h)(3)	Form of Broker Dealer Selling Agreement[3]
(j)	Form of Custodian Agreement[2]
(k)(1)	Form of Distribution Support Agreement[4]
(k)(2)	Form of Distribution and Shareholder Servicing Plan[3]
(k)(3)	Form of Agreement to Limit Reimbursements to Advisor[2]
(k)(4)	Form of Transfer Agency Agreement[2]
(l)	Opinion of Morris, Nichols, Arsht & Tunnell LLP[2]
(n)(1)	Consent of Clifford Chance US LLP[2]
(n)(2)	Consent of Independent Registered Public Accounting Firm[6]
(p)	Form of Seed Capital Investment Agreement[2]
(r)(1)	Joint Code of Ethics of the Trust and Advisor*
(r)(2)	Code of Ethics of the Distributor[3]

Other Exhibits

(1)	Power of Attorney for Daniel J. Altobello[2]
(2)	Power of Attorney for Dianne P. Hurley[2]
(3)	Power of Attorney for Gregory A. Samay[2]

[1]	The audited financial statements and related reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, for the Trust and the Master Fund in the Trust's annual report are hereby incorporated by reference to the Registrant's Form N-CSR, no. 811-23133, filed with the SEC on March 1, 2017.
[2]	Previously filed with the SEC as an exhibit to the Registrant's Registration Statement on Form N-2, no. 333-209380, on April 18, 2016 and incorporated herein by reference.
[3]	Previously filed with the SEC as an exhibit to the Registrant's Registration Statement on Form N-2, no. 333-209380, on December 19, 2016 and incorporated herein by reference.
[4]	Previously filed with the SEC as an exhibit to the Registrant's Registration Statement on Form N-2, no. 333-209380, on February 21, 2017 and incorporated herein by reference.
[5]	Previously filed with the SEC as an exhibit to the Registrant's Registration Statement on Form N-2, no. 333-209380, on March 21, 2017 and incorporated herein by reference.
[6]	Previously filed with the SEC as an exhibit to the Registrant's Registration Statement on Form N-2, no. 333-209380, on March 27, 2017 and incorporated herein by reference.
*	Filed herewith.

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fees	$19,070
FINRA filing fee	$28,906
Accounting fees and expenses	$220,000
Legal fees and expenses	$400,000
Sales and advertising expenses	$370,000
State notice filings	$150,000
Printing expenses	$380,000
Other — Transfer agent fees and administrative expenses	$400,000
Miscellaneous fees and expenses	$32,024
Total	$2,000,000

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The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

See "Management of the Trust and Master Fund," "Conflicts of Interest" and "Management of the Trust and Master Fund—Control Persons and Principal Holders of Securities" in the prospectus contained herein.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of the Registrant's shares as of June 1, 2017.

Title of Class	Number of Record Holders
Common Shares, $0.001 par value	1

ITEM 30. INDEMNIFICATION

The information contained under the headings "Description of Securities — Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses," "Management of the Trust and the Master Fund — Compensation of Executive Officers" and "Plan of Distribution — Compensation of the Distributor and Selected Broker Dealers" is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

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ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Advisor and each manager or executive officer of the Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in the sections entitled "Management of the Trust and the Master Fund" and "Portfolio Management" in the prospectus. Additional information regarding the Advisor and its officers and managers is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-107220), and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1)	the Registrant, NorthStar Real Estate Capital Income Fund-T, c/o Colony NorthStar, Inc., 399 Park Avenue, 18th Floor, New York, New York 10022;

(2)	the Trust's transfer agent, DST Systems, Inc., 430 West 7th Street, Kansas City, MO 64105-1407;

(3)	the Master Fund's transfer agent, DST Systems, Inc., 430 West 7th Street, Kansas City, MO 64105- 1407;

(4)	the Custodian, MUFG Union Bank, N.A., 350 California Street, Suite 2018, San Francisco, CA 94104;

(5)	the Advisor, CNI RECF Advisors, LLC, c/o Colony NorthStar, Inc., 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071;

(7)	the Administrator, ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203; and

(8)	the Distributor, ALPS Distributors, Inc., 1290 Broadway, Suite 1100, CO 80203.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

(4)	The Registrant hereby undertakes:

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(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

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(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	The Registrant hereby undertakes that:

(a)	for the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 1st day of June 2017.

NorthStar Real Estate Capital Income Fund-T

BY:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel R. Gilbert	Chairman of the Board of Trustees, Chief	June 1, 2017
Daniel R. Gilbert	Executive Officer and President

/s/ Brett S. Klein	Trustee and Chief Operating Officer	June 1, 2017
Brett S. Klein

/s/ Frank V. Saracino	Chief Financial Officer and Treasurer	June 1, 2017
Frank V. Saracino

*	Trustee	June 1, 2017
Daniel J. Altobello

*	Trustee	June 1, 2017
Dianne P. Hurley

*	Trustee	June 1, 2017
Gregory A. Samay

*By:	/s/ Daniel R. Gilbert	June 1, 2017
Daniel R. Gilbert
as attorney-in-fact pursuant to Power of Attorney

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 1st day of June 2017.

NorthStar Real Estate Capital Income Master Fund

BY:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel R. Gilbert	Chairman of the Board of Trustees, Chief	June 1, 2017
Daniel R. Gilbert	Executive Officer and President

/s/ Brett S. Klein	Trustee and Chief Operating Officer	June 1, 2017
Brett S. Klein

/s/ Frank V. Saracino	Chief Financial Officer and Treasurer	June 1, 2017
Frank V. Saracino

*	Trustee	June 1, 2017
Daniel J. Altobello

*	Trustee	June 1, 2017
Dianne P. Hurley

*	Trustee	June 1, 2017
Gregory A. Samay

*By:	/s/ Daniel R. Gilbert	June 1, 2017
Daniel R. Gilbert
as attorney-in-fact pursuant to Power of Attorney

exhibit index

Ex-99(e)	Distribution Reinvestment Plan
Ex-99(g)(1)	Form of Amended and Restated Trust Advisory Agreement between the Trust and the Advisor
Ex-99(g)(2)	Form of Amended and Restated Master Fund Advisory Agreement between the Master Fund and the Advisor
Ex-99(g)(3)	Form of Amended and Restated Investment Advisory Agreement between the REIT Subsidiary and the Advisor
Ex-99(r)(1)	Joint Code of Ethics of the Trust and Advisor